Exhibit 99.2

TOP SHIPS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND MARCH 31, 2014

(Expressed in thousands of U.S. Dollars—except share and per share data)

	December 31, 2013	March 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9,706	2,480
Due from related parties (Notes 1 and 5)	—	218
Advances to various creditors	38	43
Prepayments and other (Note 7)	518	624
Total current assets	10,262	3,365

FIXED ASSETS:
Advances for vessels acquisitions / under construction (Note 4)	14,400	33,007
Other fixed assets, net	1,467	1,432
Total fixed assets	15,867	34,439

OTHER NON CURRENT ASSETS:
Restricted cash (Note 16)	1,739	1,576
Total assets	27,868	39,380

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Derivative financial instruments (Note 16)	1,135	1,136
Due to related parties (Notes 1 and 5)	807	—
Accounts payable	2,082	2,134
Accrued liabilities	4,581	4,689
Total current liabilities	8,605	7,959

NON-CURRENT LIABILITIES:
Derivative financial instruments (Note 16)	562	280
Other non-current liabilities (Note 17)	3,906	3,705
Total non-current liabilities	4,468	3,985

COMMITMENTS AND CONTINGENCIES (Note 9)
Total liabilities	13,073	11,944

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,469,648, and 8,310,004 shares issued and outstanding at December 31, 2013 and March 31, 2014 (Note 10)	25	83
Additional paid-in capital	293,453	305,982
Accumulated deficit	(278,683)	(278,629)
Total stockholders’ equity	14,795	27,436
Total liabilities and stockholders’ equity	27,868	39,380

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Three Months Ended March 31,
	2013	2014
REVENUES:
Revenues	$7,474	$449

EXPENSES:
Voyage expenses (Note 13)	196	6
Vessel depreciation	2,021	—
Management fees-related parties (Note 1 & 5)	158	33
General and administrative expenses	431	344

Operating income	4,668	66

OTHER INCOME (EXPENSES):
Interest and finance costs (Note 8 & 14)	(1,912)	(44)
Net loss on derivative financial instruments (Note 16)	(69)	—
Interest income	29	37
Other, net	10	(5)

Total other expenses, net	(1,942)	(12)

Net income and comprehensive income	$2,726	$54

Earnings per common share, basic and diluted (Note 12)	$1.12	$0.02

Weighted average common shares outstanding, basic (Note 12)	2,431,113	3,232,168

Weighted average common shares outstanding, diluted (Note 12)	2,432,184	3,232,168

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total

	# of Shares	Par Value
BALANCE, December 31, 2012	2,449,648	24	293,109	37	(280,091)	13,079

Net income	—	—	—	—	2,726	2,726
Stock-based compensation (Note 11)	7,142	—	69	—	—	69

BALANCE, March 31, 2013	2,456,790	24	293,178	37	(277,365)	15,874

BALANCE, December 31, 2013	2,469,648	25	293,453	—	(278,683)	14,795

Net income	—	—	—		54	54
Stock-based compensation (Note 11)	7,142	—	—		—	—
Issuance of common stock, net (Note 10)	5,833,214	58	40,775		—	40,833
Excess of consideration over acquired assets (Note 1)	—	—	(28,246)		—	(28,246)

BALANCE, March 31, 2014	8,310,004	83	305,982	—	(278,629)	27,436

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2013	2014
Cash Flows provided by Operating Activities:
Net income	2,726	54
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets including vessels and amortization of deferred financing fees	2,393	29
Translation gain of foreign currency denominated loan	(75)	—
Stock-based compensation expense	69	—
Change in fair value of financial instruments (Note 16)	(660)	(281)
Loss on sale of other fixed assets	—	5
Increase (Decrease) in:
Trade accounts receivable	(223)	—
Advances to various creditors	47	(4)
Prepayments and other	59	(105)
Increase (Decrease) in:
Due to related Parties	(156)	(1,043)
Accounts payable	(81)	48
Other non-current liabilities	(200)	(200)
Accrued liabilities	66	108
Unearned revenue	(916)
Net Cash provided by (used in) Operating Activities	3,049	(1,389)
Cash Flows provided by (used in) Investing Activities:
Advances for vessels acquisitions / under construction (Note 4)	—	(6,000)
Decrease in restricted cash	1,132	163
Net proceeds from sale of other fixed assets	50	—
Net Cash provided by (used in) Investing Activities	1,182	(5,837)
Cash Flows used in Financing Activities:
Principal payments of debt	(4,231)	—
Net Cash used in Financing Activities	(4,231)	—
Net decrease in cash and cash equivalents	—	(7,226)
Cash and cash equivalents at beginning of period	—	9,706
Cash and cash equivalents at end of period	—	2,480

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars—except share, per share data and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively. The Company is an international provider of worldwide petroleum products transportation services.

Top Ships Inc. is the sole owner of all outstanding shares of the following subsidiary companies as of March 31, 2014. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

	Companies	Date of Incorporation	Country of Incorporation	Activity
1	TOP Tanker Management Inc.	May 2004	Marshall Islands	Management Company
2	Lyndon International Co.	October 2013	Marshall Islands	Dormant Company

Top Ships Inc. is the sole owner of all outstanding shares of the following shipowning subsidiary companies as of March 31, 2014. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

	Shipowning Companies	Date of Incorporation	Country of Incorporation	Vessel
1	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	Hull No S407 (acquired March 2014) (Note 4)
2	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	Hull No S414 (acquired March 2014) (Note 4)
3	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	Hull No S417 (acquired March 2014) (Note 4)
4	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	Hull No S418 (acquired March 2014) (Note 4)
5	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	Hull No S419 (acquired March 2014 ) (Note 4)

During 2013 the Company was the sole owner of all outstanding shares of the following subsidiary shipowning companies with operations in 2013:

	Shipowning Companies	Date of Incorporation	Country of Incorporation	Vessel
1	Jeke Shipping Company Limited (“Jeke”)	July 2007	Liberia	Evian (acquired February 2008, sold October 2013) (Note 4)
2	Warhol Shipping Company Limited (“Warhol”)	July 2008	Liberia	Miss Marilena (delivered February 2009, sold October 2013) (Note 4)
3	Lichtenstein Shipping Company Limited (“Lichtenstein”)	July 2008	Liberia	Lichtenstein (delivered February 2009, sold October 2013) (Note 4)
4	Indiana R Shipping Company Limited (“Indiana R”)	July 2008	Liberia	UACC Shams (delivered March 2009, sold October 2013) (Note 4)
5	Britto Shipping Company Limited (“Britto”)	July 2008	Liberia	Britto (delivered May 2009, sold October 2013) (Note 4)
6	Hongbo Shipping Company Limited (“Hongbo”)	July 2008	Liberia	Hongbo (delivered August 2009, sold October 2013) (Note 4)
7	Banksy Shipping Company Limited (“Banksy”)	July 2008	Liberia	UACC Sila (delivered March 2009 , sold April 2013) (Note 4)

Hull No S407, S414, S417, S418 and S419 (the “Purchased Vessels”) were purchased on March 19, 2014 via share purchase agreements with their shipowning companies (the “Selling Shipowning Companies”), which were affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis (see Note 4). The Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis held the majority of shares in each of the Selling Shipowning Companies. Hence, the Company accounted for the acquisition of the Purchased Vessels as a transfer of assets between entities under common control and has recognized the Purchased Vessels at their historical carrying amounts in the accounts of the Selling Shipowning Companies (the transferring entities) at the date of transfer.

The amount of the consideration given in excess of the Selling Shipowning Companies basis in the net assets is recognized as a reduction to the Company’s capital and presented as “Excess of consideration over acquired assets” in the Company’s Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles (“U.S GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim condensed consolidated financial statements. The operating results for the three-month period ended March 31, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2013.

On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of April 21, 2014 was decreased to 8,310,004 while the par value of the Company’s common shares remained unchanged at $0.01 per share (Note 10).

Management of Company Vessels

As from March 31 2014, the Company had outsourced to Central Shipping Monaco SAM (“CSM”), a related party controlled by the Company’s Chief Executive Officer, all operational, technical and commercial functions, pursuant to a letter agreement concluded between CSM and the Company and management agreements concluded between CSM and the Company’s vessel-owning subsidiaries on March 10, 2014 (see Note 5). From July 1, 2010 until March 10 2014, Central Mare Inc (“Central Mare”), a related party controlled by the family of the Company’s Chief Executive Officer, was responsible for all of the chartering, operational and technical management of the Company’s fleet (see Note 5).

As of December 31, 2013 the net amounts due to Central Mare and CSM were $807 and as of March 31, 2014 the net amounts due from Central Mare and CSM were $219. The above amounts are included in Due to related parties and Due from related parties, which are separately presented in the accompanying unaudited interim condensed consolidated balance sheets (Note 5).

Management fees charged by related parties are presented separately in the accompanying unaudited interim condensed consolidated statements of operations and are summarized as follows:

	Three Months Ended
	March 31, 2013	March 31, 2014
Management Fees—Related Parties (Note 5)
Central Mare Inc	158	33
Total	158	33

*	An amount of $17 was charged by CSM in the three months ended March 31, 2014, but was capitalized (see Note 5)

2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2013. There have been no changes to these policies in the three-month period ended March 31, 2014, apart from the ones stated below:

Principles of Consolidation and Combination: The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted by U.S. GAAP ,after effect to the transfer of assets from entities under common control in 2013, as described in Note 1 to the unaudited interim condensed consolidated financial statements, and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated in consolidation.

Financial instruments: Financial liabilities are classified as either financial liabilities at ‘fair value through the profit and loss’ (“FVTPL”) or ‘other financial liabilities’. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings, except in the cases where these financial instruments fall under the guidance in ASC 815-40-55-14, where changes in fair value are not subsequently measured (See Note 4). Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

Recent Accounting Pronouncements

There are no recent accounting pronouncements issued during the three months ended March 31, 2014 whose adoption would have a material effect on the Company’s unaudited interim condensed consolidated financial statements in the current year.

3.	Going Concern:

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

The Company has a working capital deficit of $4.5 million as of March 31, 2014. The Company has funded its obligations to date through a combination of cash flows from operations and contributions from its shareholders. Management intends to continue to fund its cash flow requirements through these sources as well as enter into new debt financing in order to finance the new vessel acquisitions/ under construction (Note 4 below), and expects its cash flow projections for the following twelve months to be sufficient to cover working capital requirements.

4.	Advances for Vessels Acquisitions / Under Construction:

On December 5, 2013, the Company agreed to acquire Hull S418, a 39,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis and with scheduled delivery in the third quarter of 2015. The purchase price of the newbuilding was $35,000 and the initial deposit was paid in two installments, the first on December 5, 2013 and the second on December 19, 2013 bringing the total to $7,000 which is included in Advances for vessels acquisitions / under construction, in the Company’s balance sheet as of December 31, 2013. On March 17, 2014, the Company agreed to terminate this MOA, as described below.

On December 16, 2013, the Company agreed to acquire Hull No. S407, a 50,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis and with a scheduled delivery from Hyundai Mipo Dockyard Co., Ltd. in the first quarter of 2015. The purchase price of the newbuilding was $37,000 and the initial deposit was paid in two installments, the first on December 16, 2013 and the second on December 19, 2013 bringing the total to $7,400 which is also included in Advances for vessels acquisitions / under construction, in the Company’s balance sheet as of December 31, 2013. On February 6, 2014, the Company agreed to terminate this MOA and entered into a new MOA to purchase Hull S406, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co. in the second quarter of 2014, with a time charter attached, from Million Hope Maritime S.A., an entity affiliated with the Company’s CEO. The purchase price of the newbuilding is $38,300, payable as follows: $7,400 already paid on December 16 and 19, 2013 under the MOA dated December 16, 2013; $3,500 paid on February 14, 2014 and $27,400 payable on delivery of the vessel.

On March 19, 2014, pursuant to four separate share purchase agreements the Company entered into with affiliates of the Company’s CEO, along with unaffiliated third parties, the Company acquired the five vessel-owning companies which are party to the shipbuilding contracts for Hull Nos. S407, S418, S419, S414 and S417, in exchange for a total consideration of $43,333, paid in the form of $2,500 in cash and 5,833,214 newly-issued common shares. Pursuant to the share purchase agreements the Company acquired:

•	100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with the Company’s CEO, which are party to shipbuilding contracts with Hyundai Mipo Dockyard Co. for the construction of Hull No. S418, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2015, and Hull No. S407, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2015, respectively, for an aggregate purchase price of $14,693. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited are each party to a time charter agreement to commence upon the respective vessel’s delivery. Upon its delivery Hull No. S407 will enter into a time charter with a high quality charterer for 2 years at a rate of $16,000 per day. The charterer has the option to extend the charter for an additional year at a rate of $17,250 per day. Upon its delivery Hull No. S418 will enter into a time charter with a high quality charterer for 3 years at a rate of $15,200 per day. The charterer has the option to extend the charter for an additional year at a rate of $16,000 per day and another year after that at a rate of $16,750 per day. Concurrently, the Company agreed to terminate the MOA entered into on December 5, 2013, described above, with Monte Carlo 37 Shipping Company Limited for the acquisition of Hull S418, and to apply the full amount of the deposit paid under the MOA, in the amount of $7,000, to reduce the purchase price under the share purchase agreement.

•	100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S414, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the second quarter of 2016, for a purchase price of $10,990.

•	100% of the share capital of Monte Carlo Lax Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S417, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2016, for a purchase price of $10,820. The Company will have an option up to January 2015 to fix either S414 or S417 to the same charterer on the same terms as S406 and S407. The time charter agreement is to commence upon the vessel’s delivery.

•	100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S419, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2016, for a purchase price of $6,830. Monte Carlo 39 Shipping Company Limited is party to a time charter agreement to commence upon the vessel’s delivery.

The advances paid to the shipyard by the ship-owning companies that the Company acquired via the abovementioned share purchase agreements for the purchase of Hull Nos. S407, S414, S417, S418 and S419 amounted to $22,084 together with the advances the Company paid for Hull No. S406 amounting to $10,900 as well as $23 of capitalized expenses comprise the Advances for vessels acquisitions / under construction, in the Company’s balance sheet of March 31, 2014.

The Company’s President, CEO and Director, Evangelos J. Pistiolis, owned the majority of the shares of each of the vessel-owning companies the Company acquired pursuant to these share purchase agreements. Pursuant to the share purchase agreements with respect to Hull Nos. S407, S418, S419 and S417, until September 19, 2014, the Company will have the right to buy back 2,046,342 common shares issued to the unaffiliated parties to the agreements at a price of $8.40 per share.

The Company has treated this buyback option as a freestanding financial instrument settled in the Company’s common stock that provides for a physical settlement in shares. According to guidance under ASC 815-40-25-4 the Company has classified it in stockholders’ equity in the Company’s balance sheet. Furthermore according to implementation guidance in ASC 815-40-55-14, since the instrument provides for a physical settlement it is initially and subsequently classified in equity and initially measured in equity with changes in fair value not subsequently measured. Hence the buyback option is not valued as of March 31, 2014 and hence there no changes in its fair value were recorded in earnings.

5.	Transactions with Related Parties:

(a)	Central Mare Inc. (“Central Mare”)—Letter Agreement and Management Agreements: From July 1, 2010 to March 10, 2014, Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of the Company vessels, pursuant to a letter agreement, or the Letter Agreement, concluded between Central Mare, a related party controlled by the family of the Company’s Chief Executive Office, and the Company as well as management agreements concluded between Central Mare and the Company’s vessel-owning subsidiaries. Furthermore the letter agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company’s maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations and information-system related services.

Pursuant to an amendment of the Letter Agreement on January 1, 2013, the Company paid a management fee of $250 per day per vessel up to June 30, 2013 and $258 per day per vessel up to October 16, 2013. That fee included all the abovementioned services. On October 16, 2013 the letter agreement was amended again and it provided for a fixed monthly fee of $15 for the provision of all the abovementioned services, for the period when the Company does not have any ships.

Also Central Mare received a chartering commission of 1.25% on all freight, hire and demurrage revenues; a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; a commission of 0.2% on derivative agreements and loan financing or refinancing and a newbuilding supervision fee of Euro 437 or approximately $603 per newbuilding vessel. All the abovementioned commissions and fees would apply only in the case that the service was provided.

On March 7, 2014 the Company terminated the Letter Agreement with Central Mare. No penalty was paid in connection with this termination.

(b)	Central Mare Inc. (“Central Mare”)—Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare provides the Company with its executive officers.

Under the terms of the agreement for the Company’s Chief Executive Officer, the Company is obligated to pay an annual base salary, a minimum cash bonus and stock compensation of 7,142 common shares of the Company to be issued at the end of each calendar year (see Note 13).

The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Executive Vice President and Chairman, the Company is obligated to pay an annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expired on August 31, 2011; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Chief Financial Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2012; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Chief Technical Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2011, however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years’ annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

On March 1, 2011, the Company entered into an agreement with Central Mare pursuant to which, Central Mare furnishes certain administrative employees. Under the terms of this agreement the Company is obligated to pay an annual base salary.

On July 1, 2012 the Executive Officers and Other Personnel Agreements were amended and the salaries of the executive officers were reduced as was the number of administrative employees provided.

As of March 31, 2014 the net amount due from Central Mare was $235 and is included in Due from related parties, which is separately presented on the accompanying unaudited interim condensed consolidated balance sheets. The amount concerns mainly prepaid Executive officers and other personnel expenses.

The fees charged by Central Mare for the three months ended March 31, 2013 and 2014 are as follows:

	Three months ended March 31
	2013	2014
Management Fees	$158	$33	Management fees related party—Statement of comprehensive income
Executive officers and other personnel expenses	$240	$30	General and administrative expenses—Statement of comprehensive income
Commission on charter hire agreements	$67	—	Voyage expenses—Statement of comprehensive income
Total	$465	$63

(c)	Central Mare Inc. (“Central Mare”)—Credit Facility: On July 16, 2011 the Company entered into an unsecured credit facility with Central Mare for Euro 1,800 ($2,476 applying the $U.S. Dollar/Euro exchange rate as of March 31, 2014) to be used for general working capital purposes. The loan was fully repaid on October 22, 2013.

(d)	Shipping Financial Services Inc—Credit Facility: On July 1, 2011 the Company entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 350 ($481 applying the $U.S. Dollar/Euro exchange rate as of March 31, 2014) to be used for general working capital purposes. The loan was fully repaid on October 24, 2013.

(e)	Newbuilding Vessel Acquisitions from affiliated entities: From December 5, 2013 to March 19, 2014 the Company entered into a series of transactions with a number of entities affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis that led to the purchase of our fleet of newbuilding vessels (see Note 4).

(f)	Central Shipping Monaco SAM (“CSM”)—Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a new letter agreement, or the New Letter Agreement, with CSM, a related party controlled by our Chief Executive Officer, and on March 10, 2014 the Company entered into management agreements between CSM and our vessel-owning subsidiaries. The New Letter Agreement can only be terminated on eighteen months notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement.

Pursuant to the New Letter Agreement, as well as management agreements concluded between CSM and the Company’s vessel-owning subsidiaries, the Company pays a technical management fee of $550 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $300 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the management agreements provide for payment to CSM of: (i) $500 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels and (iv) a commission of 0.2% on derivative agreements and loan financing or refinancing. CSM will also perform supervision services for all of the Company’s newbuilding vessels while the vessels are under construction, for which the Company will pay CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provides at cost, all accounting, reporting and administrative services. These agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the management agreements, all fees payable to CSM are adjusted annually according to the US Consumer Price Inflation of the previous year.

As of March 31, 2014 the amount due to CSM was $17 and is presented in Due from related parties, which is separately presented on the accompanying unaudited interim condensed consolidated balance sheets. The amount concerns mainly technical management fees.

The fees charged by CSM for the three months ended March 31, 2013 and 2014 are as follows:

	Three months ended March 31
	2013	2014
Management fees	—	$17	Advances for vessels acquisitions / under construction—Balance Sheet

Total	—	$17

6.	Leases:

Lease arrangements, under which the Company acts as the lessee

In January 2006, Top Tanker Management entered into an agreement to lease office space in Athens, Greece, with an unrelated party.After two amendments to the agreement relating to change in occupied areas of the office space and renegotiated monthly rent in September 2010 and September 2011, in January 1, 2013, a third amendment was made and the new monthly rent was renegotiated down to Euro 2.5 or $3.4 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2013) and the annual adjustment for inflation increase plus 1% clause was removed. It was also agreed to revert occupancy in an even larger area of the leased office space and to extend the duration of the lease to December 31, 2024. All other terms of the lease remained unchanged. General and administrative expenses for the three months ended March 31, 2013 and 2014 include $10 and $10, respectively, for rent expense.

Future minimum lease payments:

The Company’s future minimum lease payments required to be made after March 31, 2014, related to the existing at March 31, 2014 leases are as follows:

Year ending December 31,	Office Lease
2014 (Remainder)	31
2015	41
2016	41
2017	41
2018	41
2019 and thereafter	246
Total	441

7.	Prepayments and Other:

The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31, 2013	March 31, 2014
Prepaid expenses	54	80
Other receivables	464	544

Total	518	624

8.	Debt:

As of December 31, 2013 and March 31, 2014 the Company had no indebtedness and hence no requirements stemming from loan covenants.

Interest Expense: Interest expense for the three months ended March 31, 2013 amounted to $1,521 and is included in interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive income (Note 14).

9.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

From December 5, 2013 to March 19, 2014 the Company entered into a series of transactions with a number of entities affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis that led to the purchase of our fleet of newbuilding vessels (see Note 4). As a result of these transactions, the Company has remaining contractual commitments for the acquisition of its fleet totaling $158,068, including $22,138, $28,170, $28,170, $26,010 and $26,180 pursuant to newbuilding agreements for Hull S407, Hull S418, Hull S419, Hull S414 and Hull S417, respectively, and $27,400 pursuant to a MOA for Hull S406. Of these contractual commitments for the acquisition of our fleet, $40,240 is payable in 2014, $51,433 in 2015 and $66,395 in 2016.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

10.	Common Stock and Additional Paid-In Capital

Reverse Stock Split: On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of April 21, 2014 was decreased to 8,310,004 while the par value of the Company’s common shares remained unchanged at $0.01 per share.

Issuance of common stock for the purchase of newbuilding vessels: On March 19, 2014, pursuant to four separate share purchase agreements the Company entered into with affiliates of the Company’s CEO, along with unaffiliated third parties, the Company acquired the five vessel-owning companies which are party to the shipbuilding contracts for Hull Nos. S407, S418, S419, S414 and S417, in exchange for a total consideration of $43,332 paid in the form of $2,500 in cash and 5,833,214 newly-issued common shares (see Note 4).

As a result of the change in number of common shares assumed to be outstanding through April 21, 2014 earnings per common share for the three months ended March 31, 2013 and 2014 are adjusted as follows:

	Three months ended March 31
	2013	2014
Earnings per share, basic and diluted before reverse stock split	$0.16	$0.00
Reverse stock split impact	$0.96	$0.02
Earnings per share, basic and diluted after reverse stock split	$1.12	$0.02

11.	Stock Incentive Plan:

A summary of the status of the Company’s non-vested shares as of December 31, 2013 and March 31, 2014 is presented below:

	Non-vested Shares	Weighted average grant date fair value
As of December 31, 2013 and as of March 31, 2014	21,034	$366.24

The compensation expense recognized in the three months ended March 31, 2013 was $69 and is included in General and administrative expenses in the unaudited interim condensed consolidated statements of comprehensive income. As of March 31, 2014, the total unrecognized compensation cost related to non-vested share awards is $0. The non-vested shares will only vest on change of control.

The total fair value of shares vested during the three months ended March 31, 2013 was $50. In the three months ended March 31, 2014 period no shares were vested.

On December 18, 2013 the Board of Directors granted 7,148 shares to the Company’s Chief Executive Officer at a price of $11.20 per share to be issued to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer, in accordance with the CEO’s employment contract dated September 1, 2010. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon his termination from the Company for any reason (including resignation). However, as the shares granted to the Company’s CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. These shares were issued on January 17, 2014.

The Company estimates the future forfeitures of non-vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

No dividends were paid in the three months ended March 31, 2013 and 2014.

12.	Earnings Per Common Share:

All shares issued (including non-vested shares issued under the Company’s Stock Incentive Plan) are the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by relevant guidance. The denominator of the basic earnings per common share excludes any non vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 21,034 shares, granted to the Company’s CEO, which will vest in the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares.

The components of the calculation of basic and diluted earnings per share for the three months ended March 31, 2013 and 2014 are as follows:

	Three months ended March 31,
	2013	2014
Net income	$2,726	$54
Net income available to common shareholders	$2,726	$54
Weighted average common shares outstanding, basic	2,431,113	3,232,168
Weighted average common shares outstanding, diluted	2,432,184	3,232,168
Earnings per common share, basic and diluted	$1.12	$0.02

For the three months ended March 31, 2013 and 2014, 22,106 and 21,034 shares respectively, of non-vested shares as at the end of each period, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

For the effect on earnings per share, of the reverse stock split effected on April 21, 2014 by the Company, see Note 10.

13.	Voyage Expenses:

Voyage expenses consist of commissions.

14.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows (expressed in thousands of U.S. Dollars):

	Three months ended March 31,
	2013	2014
Interest on debt (Note 8)	1,521	—
Bank charges	66	13
Amortization of financing fees	285	—
Interest on M/T Delos termination fee (Note 17)	40	31

Total	1,912	44

15.	Income Taxes:

Marshall Islands and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands and Liberia, the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in vessels’ operating expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

Pursuant to the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, a Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing more than 50 percent of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

The Marshall Islands, where the Company is incorporated, grants an “equivalent exemption” to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, it satisfied the 50% Ownership Test. The Company also believes that for periods subsequent to its initial public offering, it satisfies the Publicly-Traded Test on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

16.	Derivative Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of accounts payable due to suppliers, termination fee outstanding (see Note 17) and an interest rate swap agreement.

a)

Interest rate risk: As of March 31, 2014 the Company bears no interest rate risk relating to the variability of the cash flows since there is no outstanding senior debt and the only interest rate swap arrangement is not pegged to a floating interest rate. The only exposure the Company retains to Floating interest rates relates to the outstanding balance of the termination fee outstanding (see Note 17).

b)	Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable.

The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

c)	Fair value: The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The carrying value of the termination fee outstanding approximates its fair value as this represents an interest bearing liability pegged to floating Libor rates. The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The estimated fair value of the Company’s derivatives outstanding as at December 31, 2013 and March 31, 2014, as detailed below, approximates their carrying values.

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value—Liability
		March 31, 2014				December 31, 2013	March 31, 2014
ALPHA BANK	1	$20,000	7 years	March 30, 2008	10.85%	(1,697)	(1,416)

The Company entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in current LIBOR rates. As of December 31, 2013 and March 31, 2014, the Company’s outstanding interest rate swap had a combined notional amount of $20,000.

The Company has entered into an agreement with Alpha Bank relating to the Alpha Bank Swap, according to which, the Company has pledged an amount of $1,576 as of March 31, 2014 to an account controlled by Alpha Bank as a cash collateral for the repayment of interest of the Alpha Bank Swap.

The following tables summarize the valuation of our derivative financial instruments as of December 31, 2013 and March 31, 2014 respectively:

As of December 31, 2013		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$1,697	—	$1,697	—

As of March 31, 2014		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$1,416	—	$1,416	—

The Company’s interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in “Gain / (loss) on derivative financial instruments” in the statement of comprehensive income as well as presents the fair value at the end of each period in the balance sheet. Information on the location and amounts of derivative fair values in the balance sheet and derivative losses in the statement of comprehensive income are presented below:

	Liability Derivatives
	December 31, 2013				March 31, 2014
Derivatives not designated as hedging instruments
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities— Derivative financial instruments	$1,135	Non Current liabilities— Derivative financial instruments	$562	Current liabilities— Derivative financial instruments	$1,136	Non Current liabilities— Derivative financial instruments	$280

		Amount of Gain Recognized in Statement of Comprehensive Income
Derivative Instruments not designated as hedging instruments	Location of Gain recognized in Income on Derivative	March 31, 2013	March 31, 2014
Interest rate swaps—change in fair value	Gain on derivative financial instruments included under ‘Net loss on derivative financial instruments’	$660	$281
Interest rate swaps—realized loss	Loss on financial instruments (Note 16)	(729)	(281)
Total		(69)	—

17.	Other Non Current Liabilities

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750. On January 1, 2013 the Company entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 was divided into two tranches, “Tranche A” ($4,500) that bears interest of 3% plus Libor and “Tranche B” ($806) that does not bear interest. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2014 (remainder)	650
2015	800
2016	800
2017	1,500	806
Total	3,750	806

Finally, according to this agreement the Company pays monthly interest payments. As of March 31, 2014 the non-current part of the termination fee is $3,705.

18.	Subsequent Events

On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of April 21, 2014 was decreased to 8,310,004 while the par value of the Company’s common shares remained unchanged at $0.01 per share.

On June 6, 2014, the Company completed a public offering of 10,000,000 of its common shares and warrants to purchase 5,000,000 of its common shares. The gross proceeds from the offering were approximately $20,000 and are expected to be used to finance part of the Company’s contractual commitments in relation to its fleet and for working capital and general corporate purposes. On June 24, 2014, the Company announced that the underwriters of its previously announced underwritten public offering of 10,000,000 common shares, and warrants to purchase 5,000,000 common shares, have partially exercised their option to purchase an additional 660,000 common shares from the Company at $2.00 per share and 330,000 additional warrants, to cover over-allotments, bringing total gross proceeds from the offering to approximately $21,320.

On June 20, 2014, the Company took delivery of M/T EShips Taweelah (Hull No S406), a 50,000 dwt MR product/chemical tanker. The vessel is currently on a time charter with Eships Tankers Ltd. The Company financed the last installment for the vessel by entering into a $20,125 credit facility with Alpha Bank of Greece and the remaining amount of the final installment was paid from the proceeds of the abovementioned offering. The facility is repayable in 20 consecutive semi-annual installments of $706 plus a balloon installment of $6,005 payable together with the last installment. The facility bears interest at a rate of LIBOR plus 3.75% per annum and is secured by, among other things, a first priority mortgage over the vessel.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Top Ships Inc.,

Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income/(loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

February 14, 2014, except for Note 1, Note 12 and Note 21 as to which the date is April 28, 2014

TOP SHIPS INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2013

(Expressed in thousands of U.S. Dollars—except share and per share data)

	December 31, 2012	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	—	9,706
Trade accounts receivable	399	—
Advances to various creditors	47	38
Prepayments and other (Note 9)	1,089	518
Vessel held for sale (Note 6)	25,200	—

Total current assets	26,735	10,262

FIXED ASSETS:
Advances for vessels acquisitions / under construction (Note 5)	—	14,400
Vessels, net (Notes 4)	177,292	—
Other fixed assets, net	1,851	1,467

Total fixed assets	179,143	15,867

OTHER NON CURRENT ASSETS:
Restricted cash (Note 18)	5,537	1,739

Total assets	211,415	27,868

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of debt (Note 10)	150,395	—
Debt from related parties (Note 10)	2,632	—
Debt related to vessel held for sale (Note 10)	19,592	—
Derivative financial instruments (Note 18)	5,811	1,135
Due to related parties (Notes 1 and 7)	2,150	807
Accounts payable	3,732	2,082
Accrued liabilities	6,659	4,581
Unearned revenue	2,659	—

Total current liabilities	193,630	8,605

NON-CURRENT LIABILITIES:
Derivative financial instruments (Note 18)	—	562
Other non-current liabilities (Note 20)	4,706	3,906

Total non-current liabilities	4,706	4,468

COMMITMENTS AND CONTINGENCIES (Note 11)
Total liabilities	198,336	13,073

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,449,648 and 2,469,648 shares issued and outstanding at December 31, 2012 and December 31, 2013 (Note 12)	24	25
Additional paid-in capital (Note 12)	293,109	293,453

Accumulated other comprehensive income	37	—
Accumulated deficit	(280,091)	(278,683)

Total stockholders’ equity	13,079	14,795

Total liabilities and stockholders’ equity	211,415	27,868

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2011	2012	2013
REVENUES:
Revenues	79,723	31,428	20,074
Other income	872	—	—
EXPENSES:
Voyage expenses (Note 15)	7,743	1,023	663
Charter hire expenses (Note 8)	2,380	—	—
Lease termination expenses (Note 8)	5,750	—	—
Vessel operating expenses (Note 15)	10,368	814	745
Dry-docking costs	1,327	—	—
Vessel depreciation (Note 4)	25,327	11,458	6,429
Management fees-third parties	439	—	—
Management fees-related parties (Notes 1 and 7)	5,730	2,345	1,351
General and administrative expenses	15,364	7,078	3,258
(Gain) on disposal of subsidiaries (Note 19)	—	—	(1,591)
Loss/(Gain) on sale of vessels (Note 4)	62,543	—	(14)
Impairment on vessels (Note 4)	114,674	61,484	—

Operating (loss)/income	(171,050)	(52,774)	9,233

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 10 and 16)	(16,283)	(9,345)	(7,443)
Loss on derivative financial instruments (Note 18)	(1,793)	(447)	(171)
Interest income	95	175	131
Other, net	(81)	(1,593)	(342)

Total other expenses, net	(18,062)	(11,210)	(7,825)

Net income/(loss)	(189,112)	(63,984)	1,408

Other comprehensive (loss)/income	—	—	—
Comprehensive (loss)/income	(189,112)	(63,984)	1,408

(Loss)/earnings per common share, basic (Note 14)	(209.97)	(26.36)	0.58

(Loss)/earnings per common share, diluted (Note 14)	(209.97)	(26.36)	0.58

Weighted average common shares outstanding, basic	900,668	2,427,083	2,437,361
Weighted average common shares outstanding, diluted	900,668	2,427,083	2,444,504

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total
	# of Shares	Par Value
BALANCE, December 31, 2010	488,581	5	282,435	37	(26,995)	255,482
Net Loss	—	—	—	—	(189,112)	(189,112)
Stock-based compensation (Note 13)	7,138	—	1,412	—	—	1,412
Equity component of convertible loans	—	—	2,000	—	—	2,000
Cancellation of fractional shares	(2)	—	—	—	—	—
Issuance of common stock, net	1,953,931	19	6,883	—	—	6,902
BALANCE, December 31, 2011	2,449,648	24	292,730	37	(216,107)	76,684

Net Loss	—	—	—	—	(63,984)	(63,984)
Stock-based compensation (Note 13)	—	—	379	—		379
BALANCE, December 31, 2012	2,449,648	24	293,109	37	(280,091)	13,079

Net Income	—	—	—	—	1,408	1,408
Stock-based compensation (Note 13)	20,000	1	344	—	—	345
Other comprehensive income	—	—	—	(37)	—	(37)

BALANCE, December 31, 2013	2,469,648	25	293,453	—	(278,683)	14,795

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. Dollars)

	2011	2012	2013
Cash Flows provided by Operating Activities:
Net (loss)/income	(189,112)	(63,984)	1,408
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	27,156	12,510	6,763
Amortization and write off of deferred financing costs	2,234	1,437	1,815
Amortization of debt discount	3,965	371	—
Translation gain of foreign currency denominated loan	(294)	70	—
Provision for service leaving indemnities			(37)
Stock-based compensation expense	1,412	378	345
Change in fair value of derivative financial instruments (Note 18)	(2,835)	(2,656)	(2,313)
Loss on sale of other fixed assets	81	178	3
Loss/(Gain) on sale of vessels	62,543	—	(14)
(Gain) on disposal of subsidiaries (Note 19)	—	—	(1,591)
Vessels impairment charge	114,674	61,484	—
Provision for doubtful accounts	—	256	—
Increase (Decrease) in:
Trade accounts receivable	(2,189)	1,281	384
Deferred vessel lease payments	543	—	—
Insurance claims	(876)	4	—
Inventories	660	—	—
Advances to various creditors	(57)	105	9
Prepayments and other	632	462	571
Due from related parties	(74)	74	—
Other long term receivable	(1,841)	1,841	—
Increase (Decrease) in:
Due to related parties	(234)	587	(1,343)
Accounts payable	2,473	(4,426)	(1,650)
Other non-current liabilities	—	4,706	(800)
Accrued liabilities	(75)	(136)	68
Unearned revenue	(3,007)	587	(548)
Net Cash provided by Operating Activities	15,779	15,129	3,070
Cash Flows provided by Investing Activities:
Advances for vessels under construction (Note 5)	—	—	(14,400)
Insurance claims recoveries	872	—	—
Decrease in restricted cash	6,158	5,949	2,563
Net proceeds from sale of vessels (Note 4)	118,220	—	25,214
Net proceeds from disposal of subsidiaries (Note 19)	—	—	37,552
Net proceeds from sale of other fixed assets	35	60	65
Acquisition of other fixed assets	(356)	(7)	—
Net Cash provided by Investing Activities	124,929	6,002	50,994
Cash Flows used in Financing Activities:
Proceeds from convertible debt	2,000	—	—
Proceeds from debt	2,782	500	—
Principal payments of debt	(27,637)	(16,656)	(11,120)
Prepayment of debt	(124,000)	(4,975)	(30,326)
Derivative financial instrument termination payments	(364)	—	—
Proceeds from issuance of common stock, net of issuance costs	6,833	—	—
Payment of financing costs	(616)	—	(2,837)
Net Cash used in Financing Activities	(141,002)	(21,131)	(44,283)
Net (decrease)/increase in cash and cash equivalents	(294)	—	9,781
Cash and cash equivalents at beginning of year	—	—	—
Effect of exchange rate changes on cash	294	—	(75)
Cash and cash equivalents at end of the year	—	—	9,706
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid net of capitalized interest	10,180	6,837	5,621

The accompanying notes are an integral part of these consolidated financial statements.

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively.

Top Ships Inc. is the sole owner of all outstanding shares of the following subsidiary companies as of December 31, 2013. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

	Companies	Date of Incorporation	Country of Incorporation	Activity
1	TOP Tanker Management Inc.	May 2004	Marshall Islands	Management Company
2	Lyndon International Co.	October 2013	Marshall Islands	Dormant Company

During 2011, 2012 and 2013 the company was the sole owner of all outstanding shares of the following subsidiary shipowning companies:

	Shipowning Companies with vessels in operations during year ended December 31, 2011, 2012 and 2013	Date of Incorporation	Country of Incorporation	Vessel
1	Jeke Shipping Company Limited (“Jeke”)	July 2007	Liberia	Evian (acquired February 2008, sold October 2013) (Note 4)
2	Warhol Shipping Company Limited (“Warhol”)	July 2008	Liberia	Miss Marilena (delivered February 2009, sold October 2013) (Note 4)
3	Lichtenstein Shipping Company Limited (“Lichtenstein”)	July 2008	Liberia	Lichtenstein (delivered February 2009, sold October 2013) (Note 4)
4	Indiana R Shipping Company Limited (“Indiana R”)	July 2008	Liberia	UACC Shams (delivered March 2009, sold October 2013) (Note 4)
5	Britto Shipping Company Limited (“Britto”)	July 2008	Liberia	Britto (delivered May 2009, sold October 2013) (Note 4)
6	Hongbo Shipping Company Limited (“Hongbo”)	July 2008	Liberia	Hongbo (delivered August 2009, sold October 2013) (Note 4)
7	Banksy Shipping Company Limited (“Banksy”)	July 2008	Liberia	UACC Sila (delivered March 2009 , sold April 2013) (Note 4)
8	Ilisos Shipping Company Limited (“Ilisos”)	April 2005	Marshall Islands	Ioannis P (acquired November 2005, sold November 2011)
9	Amalfi Shipping Company Limited (“Amalfi”)	July 2007	Marshall Islands	Amalfi (acquired December 2007, sold August 2011)
10	Japan I Shipping Company Limited (“Japan I”)	August 2007	Liberia	Pepito (acquired March 2008, sold December 2011)
11	Japan II Shipping Company Limited (“Japan II”)	August 2007	Liberia	Astrale (acquired May 2008, sold July 2011)
12	Japan III Shipping Company Limited (“Japan III”)	August 2007	Liberia	Cyclades (acquired December 2007, sold November 2011)

	Shipowning Companies with vessels under lease during 2011	Date of Incorporation	Country of Incorporation	Vessel
13	Mytikas Shipping Company Limited (“Mytikas”)	February 2004	Marshall Islands	Delos (lease started October, 1, 2010, lease terminated October 2011)

The Company is an international provider of worldwide seaborne crude oil and petroleum products transportation services and of drybulk transportation services.

On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of December 31, 2013 decreased to 2,469,648 while the par value of the Company’s common shares remained unchanged at $0.01 per share (Note 12).

On October 16, 2013 the Company sold the shipowning subsidiaries which owned the six vessels of the Company’s fleet (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party (see Note 19). Following this sale the Company does not own any operating vessels.

During 2011, 2012, and 2013, five, three and three charterers individually accounted for more than 10% of the Company’s revenues as follows:

Charterer	Year Ended December 31,
	2011	2012	2013
A	11%	—	—
B	—	—	—
C	20%	51%	63%
D	12%	—	—
E	12%	—	—
F	13%	—	—
G	—	21%	18%
H	—	17%	18%

Management of Company Vessels

As of December 31 2013, the Company had outsourced to Central Mare Inc. (“Central Mare”), a related party controlled by the family of the Company’s Chief Executive Officer, all operational, technical and commercial functions relating to the chartering and operation of the Company’s vessels. The Company outsourced the above functions pursuant to a letter agreement concluded between Central Mare and the Company and management agreements concluded between Central Mare and the Company’s vessel-owning subsidiaries on July 1, 2010. Furthermore, the letter agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company’s maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations and information-system related services (see Note 7).

In relation to the vessel M/T Delos in 2010 the Company had outsourced technical management and crewing to Titan Owning Company Ltd (“TMS Tankers”), whereas operational monitoring of the vessel was outsourced to Central Mare, a related party, both agreements were effective from October 1, 2010. On June 1, 2011 the Company transferred the full management of M/T Delos to International Ship Management Inc., a related party (Note 7) up to the date of the vessels lease termination on October 15, 2011.

As of December 31, 2012 and 2013 the net amount due to Central Mare was $2,150 and $807 respectively and is included in Due to related parties, which are separately presented in the accompanying consolidated balance sheets (Note 7).

Management fees paid to related parties and management fees paid to third parties are presented separately in the accompanying consolidated statements of operations and are summarized as follows:

	For the year ended
	December 31, 2011	December 31, 2012	December 31, 2013
Management Fees—Related Parties (Note 7)
Central Mare Inc	5,575	2,345	1,351
International Shipmanagement Inc	155	—	—
Total	5,730	2,345	1,351
Management Fees—Third Parties
ST Shipping and Transport Pte. Limited	10	—	—
TMS Tankers	384	—	—
Heidmar Inc	45	—	—
Total	439	—	—

2.	Significant Accounting Policies:

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles (“U.S GAAP”) and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical estimates mainly include impairment of vessels, vessel useful lives and residual values, provision for doubtful accounts and fair values of derivative instruments.

(c)	Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates. Losses from foreign currency translation amounted to $48 and $0 for the years ended December 31, 2012 and 2013, respectively and are reflected in General and administrative expenses in the accompanying consolidated statement of comprehensive income/(loss).

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)	Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as an overall cash position as part of a loan agreement, as restricted and these amounts are presented separately on the balance sheets (Note 18).

(f)	Trade Accounts Receivable, net: The amount shown as Trade Accounts Receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2012 and 2013 totaled $576 and $574 respectively, and is summarized as follows:

Provision for doubtful accounts
Balance, December 31, 2011	1,187

—Additions	20
—Reversals / write-offs	(631)
Balance, December 31, 2012	576

—Additions	18
—Reversals / write-offs	(20)
Balance, December 31, 2013	574

(g)	Insurance Claims: Insurance claims, relating mainly to crew medical expenses and hull and machinery incidents are recorded upon collection or agreement with the relevant party of the collectible amount when collectability is probable.

(h)	Inventories: Inventories consist of bunkers, lubricants and consumable stores which are stated at the lower of cost or market. Cost, which consists of the purchase price, is determined by the first in, first out method.

(i)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs incurred during the construction of new buildings, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income/(loss).

(j)	Impairment of Long-Lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels (Notes 4 and 6).

(k)	Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(l)

Long Lived Assets held for sale and discontinued operations: The Company classifies vessels as being held for sale when the following criteria are met: (a) Management, having the authority to approve the action, commits to a plan to sell the asset, (b) The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (e) The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, (f) Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale (Note 6). The results of operations of a component that either has been disposed of or is classified as held for sale, are reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction (Note 6).

Long-lived assets previously classified as held for sale that are classified as held and used are revalued at the lower of (i) the carrying amount of the asset before it was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used and (ii) the fair value of the asset at the date that the Company decided not to sell the asset (Note 18).

(m)	Other Fixed Assets, Net: Net other fixed assets consist of furniture, office equipment, cars and leasehold improvements, stated at cost, which consists of the purchase / contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, while leasehold improvements are depreciated over the lease term, as presented below:

Description	Useful Life (years)
Leasehold improvements	Until the end of the lease term (December 2024)
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3

(n)	Accounting for Dry-Docking Costs: All dry-docking costs are accounted for under the direct expense method, under which they are expensed as incurred and are reflected separately in the accompanying consolidated statements of comprehensive income/(loss).

(o)	Financing Costs: Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and such fees are amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed when a repayment or refinancing is made and charged to interest and finance costs.

(p)	Convertible Debt: The Company evaluates debt securities (“Debt”) for beneficial conversion features. A beneficial conversion feature is present when the conversion price per share is less than the market value of the common stock at the commitment date. The intrinsic value of the feature is then measured as the difference between the conversion price and the market value multiplied by the number of shares into which the Debt is convertible and is recorded as debt discount with an offsetting amount increasing additional paid-in-capital. The debt discount is accreted to interest expense over the term of the Debt with any unamortized discount recognized as interest expense upon conversion of the Debt. The total intrinsic value of the feature is limited to the proceeds allocated to the Debt instrument. On August 15, 2012 the conversion feature of our bridge loans with Laurasia was terminated and as of December 31, 2013 the Company has no convertible short or long term debt.

(q)	Pension and Retirement Benefit Obligations—Crew: The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

(r)	Staff leaving Indemnities—Administrative personnel: The Company’s employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company’s liability at December 31, 2012 and 2013 amounted to $11 and $4 respectively.

(s)	Accounting for Revenue and Expenses: Revenues are generated from bareboat charter, time charter, voyage charter agreements and pool arrangements. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risks and costs of operation during the charter term. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Profit sharing represents the excess between an agreed daily base rate and the actual rate generated by the vessel every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter, revenue, including demurrage and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel’s previous cargo and the charter party date of the current voyage and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the Company when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year. Under a pool arrangement, the pool charters-in a vessel on a time charter basis but the daily charter hire is not fixed but it depends on the total return that the pool is able to achieve by operating all its vessels in the spot market.

When vessels are acquired with time charters attached and the rates on such charters are below market on the acquisition date, the Company allocates the total cost between the vessel and the fair value of below market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management’s estimates of the market time charter rate at the time of acquisition. The fair value of below market time charter is amortized over the remaining period of the time charter as an increase to revenues.

The Company pays commissions to ship brokers associated with arranging our charters. The commissions that the Company pays range from 1.25% to 3.10% of the total daily charter hire rate of each charter. Commissions are paid by the Company and are recognized over the related charter period and included in voyage expenses.

(t)	Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors, for their services as directors, is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss). The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares, vested and non-vested are measured at fair value, which is equal to the market value of the Company’s common stock on the grant date. Compensation cost for awards with graded vesting is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

(u)

Earnings / (Loss) per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders’ by the weighted average number of common shares deemed outstanding during the year. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 21,034 shares, granted to the Company’s CEO, which will vest in the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares (Note 14). The dilutive effect of convertible debt outstanding shall be reflected in diluted EPS by application of the if-converted method. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be antidilutive.

(v)	Related Parties: The Company considers as related parties: the affiliates of the Company; entities for which investments are accounted for by the equity method; principal owners of the Company; its management; members of the immediate families of principal owners of the Company; and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. An Affiliate is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or has common control with the Company. Control is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract and otherwise. Immediate Family is family members whom a principal owner or a member of management might control or influence or by whom they might be controlled or influenced because of the family relationship. Management is the persons who are responsible for achieving the objectives of the Company and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the CEO, the CFO, Vice President and CTO in charge of principal business functions and other persons who perform similar policy making functions. Persons without formal titles may also be members of management. Principal owners are owners of record or known beneficial owners of more than 10% of the voting interests of the Company.

(w)	Derivatives and Hedging: The Company records every derivative instrument (including certain derivative instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not applied hedge accounting for its derivative instruments during the periods presented.

The fair value of derivative liabilities was not adjusted for nonperformance risk as the Company, as one of the parties to a derivative transaction expects to be able to perform under the contractual terms of its derivative agreements, such as making cash payments at periodic net settlement dates or upon termination.

(x)	Financial instruments: Financial liabilities are classified as either financial liabilities at ‘fair value through the profit and loss’ (“FVTPL”) or ‘other financial liabilities’. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

(y)	Recent Accounting Pronouncements

There are no recent accounting pronouncements issued during 2013 whose adoption would have a material effect on the Company’s consolidated financial statements in the current year or expected to have an impact on future years.

(z)

Segment Reporting: The Chief Operating Decision Marker (“CODM”) receives financial information and evaluates the Company’s operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers (i.e. time or bareboat charters) or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The CODM does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment.

3.	Going Concern:

As of December 31, 2012, the Company was in breach of loan covenants with certain banks relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, book equity and asset cover. As a result of these covenant breaches and due to cross default provisions contained in all of the Company’s bank facilities, the Company was in breach of all its loan facilities and has classified all its debt and derivative financial instruments as current. The amount of long term debt and derivative financial instruments that have been reclassified and presented together with current liabilities amount to $172,619 and $5,811 respectively (Note 10). As of December 31, 2013 the Company had no indebtedness, since all the debt facilities were either fully repaid or transferred to the buyer of the Company’s shipowning companies (see Note 10 and 19).

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

4.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	296,107	(31,087)	265,020
—Reclassified from vessel held for sale	10,414	—	10,414
—Depreciation	—	(11,458)	(11,458)
—Impairment	(104,029)	42,545	(61,484)
—Vessel held for sale	(25,200)	—	(25,200)
Balance, December 31, 2012	177,292	—	177,292
—Depreciation	—	(6,429)	(6,429)
—Disposals	(177,292)	6,429	(170,863)
Balance, December 31, 2013	—	—	—

During 2012, vessel oversupply decreased charter rates and further decreased vessel values. These were conditions that the Company considered to be indicators of potential impairment for its vessels. In December 2012, the Company tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and assigned a medium probability to sell them. This assumption together with the deteriorating charter rates significantly reduced the probability weighted undiscounted expected cash flows, which were determined to be lower than the vessels carrying values. Consequently, the Company wrote the vessels down to their fair values and recognized an impairment charge of $46,592 (see Note 18).

In December 2012 the Company reclassified the M/V Evian as held and used resulting from its assessment that the vessel would not be sold and that it would continue to earn revenue within the following year and measured the vessel at its fair value, resulting in a write-up of $2,086 (see Note 18).

In December 2012 the Company classified the M/T UACC Sila as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an impairment charge of $16,978 (see Note 6). The vessel was sold on March 27, 2013 to an unrelated third party for a price of $26,000. The vessel was delivered to its new owners on April 30, 2013. A gain of $14 was recognized upon vessel’s delivery, which is included in the Company’s consolidated statement of comprehensive income/ (loss).

In October 2013 the Company sold the shipowning companies of the M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian to an affiliate of the AMCI Poseidon Fund LP (see Note 19).

5.	Advances for Vessels Acquisitions / Under Construction:

On December 5, 2013, the Company agreed to acquire a 39,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding is scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the third quarter of 2015. The purchase price of the newbuilding is $35,000, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessel. The Company is under discussions with a number of banks regarding the financing of the vessel. The initial deposit was paid in two installments, the first on December 5, 2013 and the second on December 19, 2013 bringing the total to $7,000 which is included in Advances for vessels acquisitions / under construction, in the accompanying consolidated balance sheets.

On December 16, 2013, the Company agreed to acquire a 50,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding is scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the first quarter of 2015. Upon its delivery the vessel will enter into a time charter with a high quality charterer for 2 years at a rate of $16,000 per day. The charterer has the option to extend the charter for an additional year at a rate of $17,250 per day. The purchase price of the newbuilding is $37,000, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessel. The Company is under discussions with a number of banks regarding the financing of the vessel. The initial deposit was paid in two installments, the first on December 16, 2013 and the second on December 19, 2013 bringing the total to $7,400 and it is also included in Advances for vessels acquisitions / under construction, in the accompanying consolidated balance sheets.

6.	Assets Held for Sale:

As of December 31, 2012, the M/T UACC Sila met the criteria to be classified as held for sale. Consequently the Company treated the vessel as held for sale and classified it as a short term asset measured at the lower of the carrying amount and fair value less costs to sell as determined by the Company and supported by an unrelated third party offer to buy the vessel. The related loan was also classified as short term in a separate balance sheet line from other short term debt. Furthermore, the Company recognized an impairment charge of $16,978 to reduce the carrying value to the fair value less costs to sell that is included in the accompanying statements of consolidated income/ (loss). The Company sold the vessel to an unrelated party on April 30, 2013 for $26,000.

7.	Transactions with Related Parties:

(a)	Pyramis Technical Co. S.A.: Pyramis Technical Co. S.A. is wholly owned by the father of the Company’s Chief Executive Officer and has been responsible for the renovation of the Company’s premises. From January 2006 up to December 31, 2013 Euro 3,741 or $4,937 has been paid and relative leasehold improvements with a carrying value of $493 are included in renovation works which are included in “Other fixed assets, net”, that are separately presented in the accompanying consolidated balance sheets.

(b)

Central Mare Inc. (“Central Mare”)—Letter Agreement and Management Agreements: On May 12, 2010, the Company’s Board of Directors agreed to outsource all of the commercial and technical management of the Company’s vessels to Central Mare Inc., or Central Mare, a related party controlled by the family of the Company’s Chief Executive Officer. Since July 1, 2010 Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of the Company vessels, pursuant to a letter agreement, or the Letter Agreement, concluded between Central Mare and the Company as well as management agreements concluded between Central Mare and the Company’s vessel-owning subsidiaries. Furthermore the letter agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company’s maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations and information-system related services.

Pursuant to an amendment of the Letter Agreement on January 1, 2013, the Company paid a management fee of $250 US dollars per day per vessel up to June 30 2013 and $258 US dollars per day per vessel up to October 16 2013. That fee included all the above mentioned services. On October 16, 2013 the letter agreement was amended again and it now provides for a fixed monthly fee of $15 for the provision of all the above mentioned services, for the period when the Company doesn’t have any ships.

Also Central Mare will receive a chartering commission of 1.25% on all freight, hire and demurrage revenues; a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; a commission of 0.2% on derivative agreements and loan financing or refinancing and a newbuilding supervision fee of Euro 437 or approximately $603 per newbuilding vessel. All the abovementioned commissions and fees will apply only in the case that the service is provided.

Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 164 or approximately $226 US Dollars per person per eight-hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the Company will be reimbursed to Central Mare at cost.

This letter agreement had an initial term of five years after which it will continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination.

Pursuant to the terms of the management agreement, all fees payable to Central Mare are adjusted upwards 3% per annum on each anniversary date of the agreement. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

On September 1, 2013 we entered into a termination agreement with Central Mare, whereby Central Mare agreed to provide us a 30% discount on the termination fees that were payable as per the shipmanagement agreements between Central Mare and the vessel owning subsidiaries of the six vessels we sold on October 16, 2013, due to early termination without 12 months notice. The termination fees due to Central Mare amounted to $846.

(c)	International Ship Management Inc. (“International”): on June 1, 2011, the Company decided to outsource all of the commercial and technical management of M/T Delos to International Ship Management Inc., or International, a related party controlled by the family of the Company’s Chief Executive Officer, with terms similar to the ones between the Company and Central Mare. The management agreement ended in October 15, 2011 when the bareboat charter of the vessel with the Company was terminated. No termination fees were charged for the termination of the said agreement.

(d)	Central Mare Inc. (“Central Mare”)—Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare provides the Company with its executive officers. These agreements were entered into in exchange for terminating prior agreements.

Under the terms of the agreement for the Company’s Chief Executive Officer, the Company is obligated to pay an annual base salary, a minimum cash bonus and stock compensation of 7,142 common shares of the Company to be issued at the end of each calendar year (see Note 13).

The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Executive Vice President and Chairman, the Company is obligated to pay an annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expired on August 31, 2011; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Chief Financial Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2012; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Chief Technical Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2011, however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years’ annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

On March 1, 2011, the Company entered into an agreement with Central Mare pursuant to which, Central Mare furnishes certain administrative employees. Under the terms of this agreement the Company is obligated to pay an annual base salary.

On July 1, 2012 the Executive Officers and Other Personnel Agreements were amended and the salaries of the executive officers were reduced as was the number of administrative employees provided.

As of December 31, 2013 the net amount due to Central Mare was $807 and is included in Due to related parties, which is separately presented in the accompanying consolidated balance sheets. The amount concerns $722 related to executive officers and other personnel expenses, $37 related to management fees, $46 related to management agreement termination and $1 related to commissions on sale and purchase of vessels.

The fees charged by Central Mare for the year ended December 31, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
Management Fees	$5,575	$2,345	$505	Management fees related party—Statement of comprehensive income/ (loss)
Executive officers and other personnel expenses	$5,405	$2,349	$1,760	General and administrative expenses—Statement of comprehensive income/ (loss)
Superintendent Fees	$184	$29	—	Vessel operating expenses—Statement of comprehensive income/ (loss)
Commission for sale of vessels	$39	—	$260	(Gain)/loss on sale of vessels— Statement of comprehensive income/ (loss)
Commission on charter hire agreements	$1,216	$275	$150	Voyage expenses—Statement of comprehensive income/ (loss)
Management agreement termination fees	$672	—	$846	Management fees related party—Statement of comprehensive income/ (loss)
Total	$13,901	$4,998	$3,521

(e)

Sovereign Equity Line Transaction: On August 24, 2011, the Company entered into a Common Stock Purchase Agreement with Sovereign Holdings Inc. (“Sovereign”), which is controlled by the Company’s Chief Executive Officer and President. In this transaction, commonly known as an equity line, Sovereign committed to purchase up to $10,000 of the Company’s common shares, to be drawn from time to time at the Company’s request in multiples of $500 over the following 12 months (“the Sovereign Equity Line Transaction”). Shares purchased under the Common Stock Purchase Agreement are priced at the greater of (i) $3.15 per share and (ii) a per share price of 35% of the volume weighted average price of our common shares for the previous 12 trading days. Also on August 24, 2011, the Company entered into a registration rights agreement with Sovereign, pursuant to which Sovereign has been granted certain demand registration rights with respect to the shares issued to Sovereign under the Common Stock Purchase Agreement. In addition, on August 24, 2011, the Company entered into a lock-up agreement with Sovereign, pursuant to which Sovereign agreed not to sell shares acquired pursuant to the Common Stock Purchase Agreement for a period starting 12 months from each acquisition of such shares.

The Sovereign Equity Line Transaction was entered into to meet urgent short-term liquidity needs, especially the Company’s debt service obligations. The discount at which the shares are sold under the equity line was evaluated in the context of the Company’s urgent liquidity needs, the lack of alternatives available to the Company to raise capital due to unfavorable market conditions, the flexibility provided by the Sovereign transaction and the 12 month lock-up agreement that accompanied the transaction that made the shares illiquid for Sovereign.

The Board established a special committee composed of independent directors (the “Special Committee”) to consider the Sovereign Equity Line Transaction and make a recommendation to the Board. In the course of its deliberations, the Special Committee hired an independent investment bank which had never previously done any work for the Company or for Sovereign and obtained a fairness opinion from that investment bank. On August 24, 2011, the Special Committee determined that the Sovereign Equity Line Transaction was fair to and in the Company’s best interest and the best interests of its shareholders. Upon the recommendation of the Special Committee, the Board approved the Sovereign Equity Line Transaction on August 24, 2011 and the Company entered into the Agreement on that date.

The Company drew down $2,000 under the Common Stock Purchase Agreement at a price of $5.4551 per share on September 1, 2011, and on October 19, 2011, the Company drew down $5,000 at a price of $3.15 per share.

Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings.

(f)	Central Shipping Monaco SAM: On September 21, 2011, the Company entered into a lease agreement for one year for the provision of office space in Monaco, effective from October 1, 2011 with Central Shipping Monaco SAM, a related party controlled by the family of the Company’s Chief Executive Officer and President. This agreement was extended up to December 12, 2012 and then terminated. This termination did not result in any additional fees or costs.

(g)	Central Mare Inc. (“Central Mare”)—Credit Facility: On July 16, 2011 the Company entered into an unsecured credit facility with Central Mare for Euro 1,800 ($2,372 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012) to be used for general working capital purposes. The loan was fully repaid on October 22, 2013.

(h)	Shipping Financial Services Inc Credit Facility: On July 1, 2011 the Company entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 350 ($461 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012) to be used for general working capital purposes. The loan was fully repaid on October 24, 2013.

8.	Leases:

A. Lease arrangements, under which the company acts as the lessee

i)	Operating lease M/T Delos:

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. Additionally, the Company agreed to pay $480 together with the first hire. The bareboat charter agreement was accounted for as operating lease. Charterers had certain options by the end of the normal charter period (five years) to purchase the vessel.

During the years ended December 31, 2011, 2012 and 2013, lease payments relating to the bareboat charters of the vessel were $2,380, $0 and $0 respectively and are included in Charter hire expense in the accompanying consolidated statements of comprehensive income/(loss). On October 15, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750 included in “Lease Termination Expense” in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2011. As of December 31, 2012 and 2013 the outstanding amount of the termination fee was $5,306 and $4,706 respectively (see Note 20).

ii)	Office lease:

In January 2006, Top Tanker Management entered into an agreement to lease office space in Athens, Greece, with an unrelated party. In September 2010 the agreement was amended and the new monthly rent starting then was renegotiated down to Euro 41 or $55 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) and it was agreed to revert occupancy in certain areas of the leased office space by the end of April 2011, with all other terms remaining unchanged. On September 1, 2011, the agreement was amended again and the new monthly rent was renegotiated down to Euro 8 or $10.4 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2011). It was also agreed to revert occupancy in a larger area of the leased office space. In January 1, 2013, the agreement was amended again and the new monthly rent was renegotiated down to Euro 2.5 or $3.4 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2013) and the annual adjustment for inflation increase plus 1% clause was removed. It was also agreed to revert occupancy in an even larger area of the leased office space and to extend the duration of the lease to December 31, 2024. All other terms of the lease remained unchanged. General and administrative expenses for the years ended December 31, 2011, 2012 and 2013 include $531, $127 and $40, respectively, for rent expense. As a result of the above mentioned agreements for the reversion of occupancy in certain areas of the leased office space the Company made a revision in the useful life of certain leasehold improvements that would have been amortized over the life of the lease, resulting in accelerated depreciation of $931 and $621 in 2011 and 2012 respectively which are included in the consolidated statement of comprehensive income/ (loss).

In May 2007, Top Tankers (U.K) Limited entered into a lease agreement for office space in London. The lease agreement was valid from June 2007 and would continue until either party gave to the other one calendar month written notice. The annual lease was GBP 20 or $32 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009), payable quarterly in advance. In September 2010, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The new lease agreement was valid from September 2010 and would continue until either party gave to the other one calendar month written notice. The new annual lease was GBP 12 or $19 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2012). This agreement was terminated in September 30, 2012. General and administrative expenses for the years ended December 31, 2011, 2012 and 2013 include $19, $14 and $0, respectively, for rent expense.

In November 2009, Top Ships Inc. entered into a lease agreement for office space in London. The initial agreement was signed on November 15, 2009 and expired on November 14, 2010. The agreement was extended for another year with all terms remaining unchanged. On November 15, 2011 the agreement was extended for another year with all terms remaining unchanged. Finally the agreement was terminated on June 30, 2012. The monthly rent was GBP 26 or $42 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2012). General and administrative expenses for the year ended December 31, 2011, 2012 and 2013 include $498, $247 and $0 for rent expense.

In September 2011, Top Ships Inc. entered into a lease agreement for office space in Monaco with Central Shipping Monaco SAM, a Company which is controlled by the Company’s Chief Executive Officer and President. The monthly rent was Euro 5 or $7 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2012). This agreement was extended up to December 2012 and then terminated. This termination did not result in any additional fees. General and administrative expenses for the year ended December 31, 2012 and 2013 include $87 and $0 for rent expense respectively.

iii)	Future minimum lease payments:

The Company’s future minimum lease payments required to be made after December 31, 2013, related to the existing at December 31, 2013 leases are as follows:

Year ending December 31,	Office Lease
2014	41
2015	41
2016	41
2017	41
2018	41
2019 and thereafter	246
Total	451

B. Lease arrangements, under which the company acts as the lessor

i)	Charter agreements:

All of the Company’s time charters and bareboat charters are classified as operating leases. Revenues under operating leases are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee and collection of related revenue is reasonably assured.

As of December 31, 2013, the Company did not operate any vessels and hence has no future time-charter receipts.

9.	Prepayments and Other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2012	December 31, 2013
Prepaid expenses	77	54
Other receivables	1,012	464

Total	1,089	518

10.	Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower / Vessel(s)	December 31, 2012	December 31, 2013
HSH
Warhol / Miss Marilena	29,456	—
Indiana / Tyrrhenian Wave	21,224	—
Britto / Britto	26,393	—
Jeke / Evian (ex Papillon)	15,662	—
DVB
Hongbo / Hongbo	24,289	—
Hongbo / Bridge Loan	3,520	—
ALPHA
Lichtenstein / Lichtenstein	26,819	—
LAURASIA TRADING
The Company	3,032	—
Total	150,395	—
Less-current portion	(150,395)	—
LOANS FROM RELATED PARTIES
CENTRAL MARE INC
The Company	2,218	—
SHIPPING FINANCIAL SERVICES INC
The Company	414	—
Total loans from related parties	2,632

Borrower / Vessel(s)	December 31, 2012	December 31, 2013
Banksy / Ionian Wave*	19,592	—
Debt related to Vessel held for sale	19,592	—

*	M/T UACC Sila as of December 31, 2012 was classified as held for sale.

(a)	HSH:

As of December 31, 2012, the Company’s subsidiaries had a total outstanding balance with HSH of $93,664, excluding unamortized financing fees of $929, under two facilities (bulker financing and product tanker financing), as follows:

Bulker Financing

M/V Evian: At December 31, 2012, Jeke had a loan outstanding of $15,768, maturing in February 2015, excluding unamortized financing fees of $106.

Product Tanker Financing

Warhol: At December 31, 2012, Warhol had a loan outstanding of $29,712, maturing in February 2019, excluding unamortized financing fees of $256.

Indiana: At December 31, 2012, Indiana had a loan outstanding of $21,527, maturing in March 2019, excluding unamortized financing fees of $303.

Britto: At December 31, 2012, Britto had a loan outstanding of $26,658, maturing in May 2019, excluding unamortized financing fees of $265.

On October 16, 2013, the Company sold the shipowning companies of the vessels M/V Evian, M/T Miss Marilena, M/T UACC Shams and M/T Britto together with all their outstanding loan balances with HSH. For further details, refer to Note 19.

(b)	DVB:

As of December 31, 2012, the Company’s subsidiaries had a total outstanding balance with DVB of $48,247, excluding unamortized financing fees of $846, under one facility, as follows:

Tranche A:

Tranche A-Banksy: As of December 31, 2012, Banksy had a loan outstanding of $20,000, excluding unamortized financing fees of $408.

Tranche A-Hongbo: As of December 31, 2012, Hongbo had a loan outstanding of $24,727, excluding unamortized financing fees of $438.

Tranche B: As of December 31, 2012 the outstanding amount of Tranche B, was $3,520.

On October 16, 2013, the Company sold the shipowning company of the vessel M/V Hongbo together with its outstanding loan balance with DVB. For further details, refer to Note 19.

(c) ALPHA:

As of December 31, 2012, the Company’s subsidiary Lichtenstein had a loan outstanding of $27,000, maturing in February 2019, excluding unamortized financing fees of $181.

On October 16, 2013, the Company sold the shipowning company of the vessel M/V Lichtenstein together with its outstanding loan balance with ALPHA. For further details, refer to Note 19.

Other loans

Laurasia Trading Ltd Credit Facility:

As of December 31, 2012, the outstanding amount under the Laurasia Trading Ltd credit facility was $3.25 million. The facility was repaid in full on October 17, 2013.

Shipping Financial Services Inc Credit Facility:

As of December 31, 2012, the outstanding amount under the Shipping Financial Services Inc credit facility was Euro 350 ($462 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012). The facility was repaid in full on October 22, 2013.

Central Mare Inc Credit Facility:

As of December 31, 2012, the outstanding amount under the Central Mare Inc credit facility was Euro 1,800 ($ 2,375 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012). The facility was repaid in full on October 24, 2013.

Debt Covenants:

As of December 31, 2013 the Company had no indebtedness and hence no requirements stemming from loan covenants.

Interest Expense: Interest expense for the years ended December 31, 2011, 2012 and 2013, amounted to $10,068, $7,240 and $4,644 respectively and is included in interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss) (Note 16). Interest expense for 2013 includes $139 of interest for M/T Delos termination fee (see Note 20).

Financing Costs: The additions in deferred financing costs amounted to $1,128 and $724 during the years ended December 31, 2012 and 2013. For 2012 as well as for 2013, these figures are due to the successive one-year extensions of the Laurasia, Central Mare and Shipping Financial Services facilities.

The weighted average interest rates, as of December 31, 2012 and 2013, excluding all swaps, were 3.55% and 3.7%, respectively.

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $15,806 and $0 as of December 31, 2012 and 2013, respectively.

11.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

On December 5 and December 16 of 2013, the Company agreed to acquire two newbuilding product/chemical tankers with attached time charters attached from two entities affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding vessels are scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the first and third quarter of 2015. The purchase price of the newbuilding vessels is $35,000 and $37,000 respectively, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessels (see Note 5).

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

12.	Common Stock and Additional Paid-In Capital:

Reverse Stock Split: On June 24, 2011, the Company effected a 1-for-10 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. The par value of the Company’s common shares remained unchanged at $0.01 per share. On April 21, 2014, the Company effected another reverse stock split of its common stock and applied a ratio of 1-for-7 shares. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split (see Note 21).

13.	Stock Incentive Plan:

Starting on July 1, 2005 and on various grant dates (the “grant dates”) thereafter, as outlined below, the Company granted shares pursuant to the Company’s 2005 Stock Incentive Plan as from time to time amended (“the Plan”), which was adopted in April 2005 to provide certain key persons (the “Participants”), on whose initiatives and efforts the successful conduct of the Company’s business depends, and who are responsible for the management, growth and protection of the Company’s business, with incentives to: (a) enter into and remain in the service of the Company, a Company’s subsidiary, or Company’s joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term performance of a Company subsidiary or Company joint venture. The granted shares have no exercise price and constitute a bonus in nature.

In the case where restricted shares were granted, there were signed “Restricted Stock Agreements” between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the shares, subject to the following restrictions:

i. Grants to Company’s CEO. The Company’s CEO shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the shares other than to a Company, which is wholly owned by the Company’s CEO. The restrictions lapse on the earlier of (i) the time specified in the relevant Restricted Stock Agreement or (ii) the termination of the Company’s CEO employment with the Company for any reason. As the shares granted to the Company’s CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

ii. Grants to Other Participants. The Participants (officers, independent and executive members of the Board, Company’s employees and consultants) shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the shares. The restrictions lapse on the time specified in the relevant Restricted Stock Agreement conditioned upon the Participant’s continued employment with the Company from the date of the agreement until the date the restrictions lapse (the “vesting period”).

In the event the Participant’s employment with the Company terminates for any reason before the end of the vesting period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. Dividends earned during the vesting period will not be returned to the Company, even if the unvested shares are ultimately forfeited. As these Shares granted to other than the CEO Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

The following table presents grants pursuant to the Plan’s issuance from 2009 onwards:

Grant Date	Number of Shares	Issued to	Vesting Period (according to the way stock-based compensation is expensed)
December 21, 2009	4,285	New Non-Executive Directors	proportionately over a period of 5 years
December 21, 2009	7,142	CEO	on the grant date
October 29, 2010	3,571	Officer	15 equal monthly installments (1st vesting on the grant date)
October 29, 2010	7,138	Officer	15 equal monthly installments (1st vesting on the grant date)
December 2, 2010	7,142	CEO	on the grant date
December 1, 2011	7,142	CEO	on the grant date
February 12, 2013	7,142	CEO	on the grant date
September 26, 2013	7,142	Officer	on the grant date
September 26, 2013	5,714	Officer	on the grant date
December 18, 2013	7,142	CEO	on the grant date

All share amounts have been adjusted for the 1:7 reverse stock split effected on April 21, 2014.

A summary of the status of the Company’s non-vested shares as of December 31, 2013 and movement during the year ended December 31, 2013, is presented below:

	Non-vested Shares	Weighted average grant date fair value
As of January 1, 2013	22,106	$365.75

Granted and issued shares	20,000	$10.64

Granted and non issued shares	7,142	$11.20

Vested	(28,214)	$23.87

As of December 31, 2013	21,034	$366.24

The compensation expense recognized in the years ended December 31, 2011, 2012 and 2013 was $1,412, $378 and $345 and is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss). As of December 31, 2013, the total unrecognized compensation cost related to non-vested share awards is $0. The weighted average grant date fair value of shares granted, vested and forfeited for the years 2011, 2012 and 2013 was $335.65, $365.75 and $66.24 respectively.

The total fair value of shares vested during the years ended December 31, 2012 and 2013 was $51 and $309 respectively.

On December 18, 2013 the Board of Directors granted 7,142 shares to the Company’s Chief Executive Officer at a price of $11.20 per share to be issued to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer, in accordance with the CEO’s employment contract dated September 1, 2010. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon his termination from the Company for any reason (including resignation). However, as the shares granted to the Company’s Chief Executive Officer do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The compensation expense of $80 is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2013. These shares were issued on January 17, 2014.

The Company estimates the future forfeitures of non-vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

No dividends were paid in the years ended December 31, 2011, 2012 and 2013.

14.	Earnings (loss) Per Common Share:

All shares issued (including non-vested shares issued under the Plan) are the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income / (loss) attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by relevant guidance. The denominator of the basic earnings per common share excludes any non vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 21,034 shares, granted to the Company’s CEO, which will vest in the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares.

The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
Net (loss) income	$(189,112)	$(63,984)	$1,408
Net (loss) income available to common shareholders	$(189,112)	$(63,984)	$1,408
Weighted average common shares outstanding, basic	900,668	2,427,083	2,437,361
Weighted average common shares outstanding, diluted	900,668	2,427,083	2,444,504
(Loss) / income per common share, basic and diluted	$(209.97)	$(26.36)	$0.58

For the years ended December 31 2011, 2012 and 2013, 25,749, 22,106 and 21,034 shares respectively, of non-vested shares as at the end of each year, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

15.	Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are as follows (expressed in thousands of U.S. Dollars):

Voyage Expenses	Year Ended December 31,
	2011	2012	2013
Port charges	1,141	24	18

Bunkers	4,684	177	125

Commissions	1,918	822	520

Total	7,743	1,023	663

Vessel Operating Expenses	Year Ended December 31,
	2011	2012	2013
Crew wages and related costs	5,415	361	—
Insurance	1,165	83	47
Repairs and maintenance	1,356	179	689
Spares and consumable stores	2,369	184	—
Taxes (Note 17)	63	7	9

Total	10,368	814	745

During 2013, the bareboat charterer of the M/V Evian failed to pay operating expenses of the vessel, as per the bareboat charter party. Hence the Company, in order to avoid the detention of M/V Evian, paid a portion of the operating expenses that the bareboat charterer incurred in 2013 and that related mainly to repairs and maintenance expenses

16.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are analyzed as follows (expressed in thousands of U.S. Dollars):

Interest and Finance Costs	Year Ended December 31,
	2011	2012	2013
Interest on debt (Note 10)	10,068	7,240	4,644

Bank charges	16	297	964

Amortization and write-off of financing fees	2,234	1,437	1,835

Amortization of debt discount	3,965	371	—

Total	16,283	9,345	7,443

17.	Income Taxes:

Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in vessels’ operating expenses in the accompanying consolidated statements of comprehensive income/(loss).

Pursuant to the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, a Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing more than 50 percent of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

The Marshall Islands, where the Company is incorporated, grants an “equivalent exemption” to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, it satisfied the 50% Ownership Test. The Company also believes that for periods subsequent to its initial public offering, it satisfies the Publicly-Traded Test on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

18.	Derivative Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of accounts payable due to suppliers, termination fee outstanding (see Note 20) and an interest rate swap agreement.

a)

Interest rate risk: As of December 31, 2013 the Company bears no interest rate risk relating to the variability of the cash flows since there is no outstanding senior debt and the only interest rate swap arrangement is not pegged to a floating interest rate. The only exposure the Company retains to Floating interest rates relates to the outstanding balance of the termination fee outstanding (see Note 20).

b)	Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable.

The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

c)	Fair value: The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The carrying value of the termination fee outstanding approximates its fair value as this represents an interest bearing liability pegged to floating Libor rates. The Company considers its creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The estimated fair value of the Company’s derivatives outstanding as at December 31, 2012 and 2013, as detailed below, approximates their carrying values.

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value—Liability
		December 31, 2013				December 31, 2012**	December 31, 2013
ALPHA	1	$20,000	7 years	March 30, 2008	10.85%	(2,785)	(1,697)

**	The total value of the Company’s interest rate swap arrangements as of December 31, 2012 was $5,811. Two of our interest rate swap arrangements as of December 31, 2012 matured on March 27, 2013 and June 30, 2013 respectively and another two were transferred on October 16, 2013 to the new owners of Jeke Shipping Company Limited. (owner of the M/T Evian) in accordance with the stock purchase agreement for the disposal of the subsidiary (see Note 19). The table above presents a comparison of the value of our interest rate swap arrangements as of December 31, 2013 with its corresponding value on December 31, 2012.

The Company entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in current LIBOR rates. As of December 31, 2013, the Company’s outstanding interest rate swap had a combined notional amount of $20,000.

The Company has entered into an agreement with Alpha bank relating to the Alpha bank Swap, according to which, the Company has pledged an amount of $1,739 as of December 31, 2013 to an account controlled by Alpha bank as a cash collateral for the repayment of interest of the Alpha bank Swap.

The Company follows the accounting guidance for Fair Value Measurements and Disclosures. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The Company pays a fixed rate and receives a fixed rate for its remaining interest rate swap with Alpha bank. The fair values of those derivatives determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

As of December 31, 2013, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated financial statements.

The following table summarizes the valuation of the Company’s assets measured at fair value on a non-recurring basis as of December, 31, 2013. No items were measured at fair value on a non-recurring basis at December 31, 2013.

Items Measured at Fair Value on a Nonrecurring Basis

		Fair Value Measurements
Non—Recurring Measurements:	December 31, 2012	Quoted prices in active markets for identical assets Level 1	Significant other observable inputs Level 2	Unobservable Inputs Level 3	Gains/ (Losses)
Long-lived assets held for sale	$25,200		$25,200		$(16,978)
Long-lived assets held and used	$164,792		$164,792		$(46,592)
Long-lived assets previously held for sale and currently held and used	$12,500		$12,500		$2,086

In accordance with the provisions of relevant guidance, a long-lived asset held for sale, namely M/T UACC Sila, with a carrying amount of $42,178 was written down to its fair value of $25,200, resulting in an impairment charge of $16,978, which was included in the accompanying consolidated statement of comprehensive income/ (loss) for December 31, 2012 (see Note 4). The fair value of the impaired vessel was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to the Company’s vessels. As a result, the Company classified this long-lived asset held for sale as Level 2.

In accordance with the provisions of relevant guidance, long-lived assets held and used, namely M/T Miss Marilena, M/T Lichtenstein, M/T UACC Schams, M/T Britto and M/T Hongo, with a total carrying amount of $211,384 were written down to a total fair value of $164,792, resulting in an impairment charge of $46,592, which was also included in the accompanying consolidated statement of comprehensive income/ (loss) for December 31, 2012 (see Note 4). The fair value of the impaired vessels was determined by a combination of market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to the Company’s vessels, that determined the charter-free vessel value (level 2) and a charter valuation based on the Company’s projections employing assumptions used by market participants (level 3). The Company has split its approach in two sections: (i) Charter-free value of the vessel. Charter-free value was determined from quotations from well respected brokers regarding vessels with similar characteristics with the vessels of the Company. This market approach was deemed more objective mainly due to the multitude of transactions of comparable assets in the active and liquid shipping S & P market. Valuation inputs from the market approach are considered Level 2 in the fair value hierarchy, since the Company uses a valuation derived from prices in observed transactions. (ii) Value of the charter. The valuation of the attached timecharter on three of the Company’s impaired tankers entailed the discounting of the differential between the current long period timecharter for a similar vessel and the timecharter already attached to the vessel for the duration of the latter. The source of the current long period timecharter rates were third party independent shipbrokers. Apart from the long period timecharter rates, budgeted operating expenses and the discount rate that the Company used, there were no other assumptions used in the discounting model. The discount rate used by the Company took into account the cost of equity of the company, the country risk of the charterer’s country and the default rate of the charterer. The operating expenses used were management estimates based on the management’s experience in operating this type of vessel. The charter valuation, since it entails the use of judgments and assumptions, was individually considered a level 3 approach. However according to ASC 820-10-35-37 (Applying ASU 2011-04) if the level 3 part of the valuation is deemed insignificant (18.7% of the total value was derived from level 3 inputs) from the Company the prevailing level would be level 2, hence the Company characterized the valuation approach as a Level 2 in its entirety.

In accordance with the provisions ASC 360-10-35-44, long-lived assets previously classified as held for sale that were classified as held and used as of December 31, 2012 with a carrying amount of $10,414 were valued at $12,500, resulting in a write-up of $2,086, which was included in the accompanying consolidated statement of comprehensive income/ (loss) for the year ended December 31, 2012 (see Note 4). According to the provisions of abovementioned guidance the Company measured (i) the carrying amount of the vessel before it was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the vessel been continuously classified as held and used and (ii) the fair value of the vessel on December 31, 2012, which was the date that the Company decided not to sell the asset. The Company determined that the lower value of the two above measurements was the fair value of the vessel on December 31, 2012 and used that as fair value. The fair value of the vessel on December 31, 2012 was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. As a result, the Company classified this long-lived asset held and used as Level 2.

The following tables summarize the valuation of our derivative financial instruments as of December 31, 2012 and 2013 respectively:

As of December 31, 2012	Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$5,811	—	$5,811	—

As of December 31, 2013	Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$1,697	—	$1,697	—

The Company’s interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in “Gain / (loss) on derivative financial instruments” in its consolidated statement of comprehensive income/ (loss) as well as presents the fair value at the end of each period in the balance sheet.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative losses in the consolidated statements of comprehensive income/(loss) are presented below:

	Liability Derivatives
	December 31, 2012			December 31, 2013
Derivatives not designated as hedging instruments
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities – Derivative financial instruments	$5,811	Current liabilities – Derivative financial instruments	$1,135	Non Current liabilities – Derivative financial instruments	$562
Total Derivatives not designated as hedging instruments		$5,811		$1,135		$562

In year ended December 31, 2012 due to covenant breaches we classified all our derivative financial instruments as current (see Note 3).

		Amount of Loss/(Gain) Recognized in Statement of Comprehensive Income/(Loss)
Derivative Instruments not designated as hedging instruments	Location of Loss/(Gain) recognized in Income on Derivative	December 31, 2011	December 31, 2012	December 31, 2013
Interest rate swaps	Loss/(Gain) on derivative financial instruments	$(2,835)	$(2,656)	$(2,313)

Total Loss/(Gain) on Derivatives		$(2,835)	$(2,656)	$(2,313)

The Company has treated the Sovereign transaction as a freestanding financial instrument settled in the Company’s common stock according to guidance under ASC 480-10 and as such the obligation is recognized in the balance sheet at fair value with changes in its fair value recorded in earnings. The Company didn’t recognize an obligation deriving from the Sovereign financial instrument as of December 31, 2011 since the Company is not obliged in any way to issue further shares or draw down the remaining $3 million under the Sovereign Transaction and has made no commitment to Sovereign to do so. Hence the instrument was not valued and hence there were no changes in its fair value to be recorded in earnings. For the same reason, no changes in the Sovereign financial instrument’s fair value were recorded in earnings during the year ended December 31, 2012. Finally the Company did not recognize an obligation deriving from the Sovereign financial instrument as of December 31, 2012 since the Sovereign financial instrument matured in August 25, 2012.

19.	Gain on disposal of subsidiaries:

On October 16, 2013 the Company sold the shipowning subsidiaries which owned the six vessels of the Company’s fleet (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party, for an aggregate cash consideration of $173,000 less $135,448 in net debt and swap obligations of the Shipowning companies that were assumed by the buyers. A gain from the disposal of subsidiaries of $1,591 was recognized, which is included in the Company’s consolidated statement of comprehensive income/ (loss).

20.	Other Non Current Liabilities

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750 included in “Lease Termination Expense” in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2011. As of December 31, 2012, the outstanding amount of the termination fee was $5,306 (see Note 8).

On January 1, 2013 the Company entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 was divided into two tranches, “Tranche A” ($4,500) that bears interest of 3% plus Libor and “Tranche B” ($806) that doesn’t bear interest. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2014	800
2015	800
2016	800
2017	1,500	806
	3,900	806

Finally, according to this agreement the Company pays monthly interest payments. As of December 31, 2013 the non-current part of the termination fee is $3,906.

21.	Subsequent Events

On February 6, 2014 the Company agreed to cancel the MOA that it had entered into on December 16, 2013 and entered into a new MOA to purchase another 50,000 dwt newbuilding product/chemical tanker with a time charter from an entity also affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis, scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in May 2014. This cancellation didn’t entail any penalties. The purchase price of the newbuilding is $38,300 payable as follows: $7,400 already paid on December 16, 2013 for the purchase of the vessel we agreed on in December 16, 2013, which as of December 31, 2013 is recorded under “Advances for Vessels Acquisitions” (see Note 5), $3,500 payable in cash in February 2014 and $27,400 option on delivery of the vessel.

On March 17, 2014, the Company agreed to cancel the MOA that it had entered into on December 5, 2013 (see Note 5).

On March 19, 2014, pursuant to four separate share purchase agreements the Company entered into with affiliates of the Company’s CEO, along with unaffiliated third parties, the Company acquired the five vessel-owning companies which are party to the shipbuilding contracts for Hull Nos. S407, S418, S419, S414 and S417, in exchange for a total consideration of $43,300, paid in the form of $2,500 in cash and 5,833,214 newly-issued common shares. Pursuant to the share purchase agreements the Company acquired:

•

100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with the Company’s CEO, which are party to shipbuilding contracts with Hyundai Mipo Dockyard Co. for the construction of Hull No. S418, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2015, and Hull No. S407, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2015, respectively, for an aggregate purchase price of $14,693. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited are each party to a time charter agreement to commence upon the respective vessel’s delivery. Upon its delivery Hull No. S407 will enter into a time charter for 2 years at a rate of $16,000 per day. The charterer has the option to extend the charter for an additional year at a rate of $17,250 per day. Upon its delivery Hull No. S418 will enter into a time charter with for 3 years at a rate of $15,200 per day. The charterer has the option to extend the charter for an additional year at a rate of $16,000 per day and another year after that at a rate of $16,750 per day. Concurrently, the Company agreed to terminate the MOA entered into on December 5, 2013, described above, with Monte Carlo 37 Shipping Company Limited for the acquisition of Hull S418, and to apply the full amount of the deposit paid under the MOA, in the amount of $7,000, to reduce the purchase price under the share purchase agreement.

•	100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S414, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the second quarter of 2016, for a purchase price of $10,990.

•	100% of the share capital of Monte Carlo LAX Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S417, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2016, for a purchase price of $10,820. The Company will have an option up to January 2015 to fix either S414 or S417 to the same charterer on the same terms as S406 and S407. The time charter agreement is to commence upon the vessel’s delivery.

•	100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S419, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2016, for a purchase price of $6,830. Monte Carlo 39 Shipping Company Limited is party to a time charter agreement to commence upon the vessel’s delivery.

The Company’s President, CEO and Director, Evangelos J. Pistiolis, owned the majority of the shares of each of the vessel-owning companies that the Company acquired pursuant to these share purchase agreements. Pursuant to the share purchase agreements with respect to Hull Nos. S407, S418, S419 and S417, until September 19, 2014, the Company will have the right to buy back 2,046,342 common shares issued to the unaffiliated parties to the agreements at a price of $8.40 per share.

On February 24, 2014, at a Special Meeting of Shareholders, our shareholders approved a proposal authorizing our Board of Directors to effect a reverse stock split of our issued and outstanding common shares by a ratio of not less than one-for-two and not more than one-for-twenty with the exact ratio to be set at a whole number within this range to be determined by the Board of Directors in its discretion. On April 2, 2014 our Board of Directors determined to effect a one-for-seven reverse stock split of our common stock. The reverse stock split was effected on April 21, 2014 and as a result of the reverse stock split, the number of outstanding shares as at December 31, 2013 decreased to 2,469,648 while the par value of our common shares remained unchanged at $0.01 per share. All share and per share amounts in this document has been retroactively adjusted to reflect this stock split.